

December 19, 2012

<u>Via E-mail</u>
Stuart B. Brown
Chief Financial Officer
Red Robin Gourmet Burgers, Inc.
6312 S Fiddler's Green Circle Suite 200N
Greenwood Village, CO 80111

> **Re: Red Robin Gourmet Burgers, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2011**
> **Filed February 23, 2012**
> **File No. 001-34851**
> **Form 10-Q for Quarterly Period Ended September 30, 2012**
> **Filed November 2, 2012**
> **File No. 001-34851**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2012**
> **File No. 001-34851**

Dear Mr. Brown:

We have reviewed your filings and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 25, 2011</u>

<u>Risk Factors</u>

<u>Our operations are susceptible to changes in the cost and availability, page 17</u>

1. You state in the last paragraph on page 43 that you enter into some fixed price product purchase commitments in order to control commodities price risk. In future filings, please revise this risk factor and your disclosure on page 43 to quantify the percentage of significant commodities purchases, for example beef purchases that are subject to fixed price purchase contracts. Additionally, to the extent material, please disclose the percentage of commodities

purchases that are covered by fixed price purchase contracts that will expire during the next fiscal year.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 35

2. Please provide a discussion of the effects of your significant working capital deficit on your cash flows and liquidity requirements and how you manage such deficits. We refer you to your March 1, 2010 response letter where you indicated that you would provide such disclosure in your fillings, but it does not appear that you have provide that disclosure. It appears that such disclosure is still appropriate.

3. Please provide a comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, there is no discussion of cash flows between fiscal years 2011 and 2010 or fiscal years 2010 and 2009. Refer to instruction 1 to Item 303(A) of Regulation S-K and Section IV.B of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that in regard to operating cash flows that your analysis should focus on factors that directly affect cash, and not merely refer to net income, items reported in the statement of cash flows or changes in line items presented in your balance sheet. Refer to item 1 of Section IV.B referred to above. We also refer you to your November 19, 2009 response letter where you indicated that you would provide the missing comparative disclosure in your filings for the two earliest periods presented. Provide us with a copy of your intended disclosure.

Notes to Consolidated Financial Statements

Description of Business and Summary of Significant Accounting Policies, page 50

4. Please disclose the accounting policy in regard to your "Red Royalty" loyalty program. The policy should describe how you account for points earned and how recorded amounts are determined. In particular, clarify whether amounts are recorded as points are earned or after points are fully earned and whether recorded amounts include points that have not yet reached necessary redemption levels but for which are ultimately expected to be reached. Your accounting policy should describe your material assumptions and how you determine the adequacy of your estimates in this accrual at each balance sheet date.

Note 3: Restaurant Impairment and Restaurant Closures

Restaurant Closures, page 56

5. Please tell us why there was no associated amount of goodwill write-off in connection with the restaurant closures in the fiscal years 2010 and 2009. In so doing, tell us and disclose how you attribute recorded goodwill to restaurants that are closed. We refer you to your March 1, 2010 response letter where you state that you will evaluate the allocation of goodwill, utilizing an appropriate fair value methodology, to closed restaurants beginning in fiscal 2009.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Management's Discussion and Analysis

Results of Operations, page 15

6. Please tell us and disclose in your filing the facts and circumstances regarding the $1.0 million adjustment to deferred revenue associated with your Red Royalty program.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Summary of 2011 Compensation Activity, page 26

7. You state in the first paragraph on page 28 that the EBITDA target was adjusted for certain non-recurring expenses. To the extent you disclose an adjusted EBITDA figure in future filings, please clarify how the adjusted EBITDA figure is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or Justin Dobbie at (202) 551-3469 with any other questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief